Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Nine Months Ended
	Sept. 30,	Year Ended Dec. 31
	2013	2012	2011	2010	2009	2008
Earnings, as defined:
Pretax income from operations	$84,020	$79,509	$84,620	$68,861	$72,981	$73,295
Add: Fixed charges	21,219	25,215	24,628	24,897	25,102	25,934
Total earnings, as defined	$105,239	$104,724	$109,248	$93,758	$98,083	$99,229

Fixed charges, as defined:
Interest charges	$20,860	$24,799	$24,168	$24,517	$24,782	$25,641
Interest component of leases	359	416	460	380	320	293
Total fixed charges, as defined	$21,219	$25,215	$24,628	$24,897	$25,102	$25,934
Ratio of earnings to fixed charges	5.0	4.2	4.4	3.8	3.9	3.8